EXHIBIT 3

P & F INDUSTRIES, INC.

(Amendment made to Amended By-laws, as amended, effective March 16, 2005)

Article III, Section 1 of the Amended By-laws, as amended, of P & F Industries, Inc. has been amended and replaced with the following:

“SECTION 1. POWERS, NUMBER, QUALIFICATION AND TERM.  The property, affairs and business of the corporation shall be managed by its board of directors, consisting of ten persons; provided, however, that, effective upon the election of the class of directors to be elected at the first annual meeting of stockholders following March 16, 2005, the Company’s Board of Directors shall consist of nine persons.  The directors shall be elected for three year terms to succeed those whose terms then expire.  If a vacancy shall occur in any class, the director elected to fill that vacancy shall be elected for the remaining term of that class.  The directors shall have the power at any time when a stockholders’ meeting is not in session to increase or decrease their own number by an amendment to these By-laws.  If the number of directors be increased, the additional directors shall be elected for such terms as shall maintain equality in the annual classes, as nearly as may be practicable.  Vacancies created by an amendment increasing the number of directors may be filled like other vacancies by a majority of the directors in office at that time.  If the number of directors be reduced, the terms of directors remaining in office need not be changed, but the terms of the directors elected to succeed them shall be changed to the extent necessary to maintain equality in the annual classes, as nearly as may be practicable.  The number of directors shall never be less than three.  Directors need not be stockholders.”